Exhibit 99.1

Media Release 26 February 2020

James Hardie Appoints New Chief Financial Officer

James Hardie Industries plc (ASX: JHX) announced today the appointment of Mr. Jason Miele as Senior Vice President & Chief Financial Officer.

Mr. Miele’s appointment as CFO commences immediately, and he will be based in Chicago, Illinois, reporting to James Hardie CEO, Dr. Jack Truong.

Mr. Miele has over 13 years of experience with James Hardie and has served in a number of important roles during his tenure, including most recently, as Vice President – Investor and Media Relations, a position he has held since in February 2017. In that role, Mr. Miele had responsibility for overseeing James Hardie’s investor relations strategy and communicating James Hardie’s business strategy and its financial performance to various stakeholders including shareholders, investment analysts, and the financial media. Prior to that, Mr. Miele served in a variety of roles of increasing responsibility, in finance functions such as Treasury, Controllership and Operational Finance, including reporting to the CFO as the Global Treasurer and later the Global Controller. Mr. Miele has supported the James Hardie business during his tenure, working in multiple geographies including Dublin, Ireland, Amsterdam, Netherlands, Mission Viejo, CA and Chicago, IL in the United States and most recently, Sydney, Australia.

Mr. Miele has a bachelor’s degree from the University of California at Santa Barbara, where he graduated with a degree in Business Economics with an emphasis in Accounting. After receiving his degree, he commenced his career, gaining early experience with Pacific Health Care Systems, Inc. and PricewaterhouseCoopers, LLP.

Commenting on Mr. Miele’s appointment, James Hardie’s CEO Dr. Jack Truong said: “I am pleased to announce Jason Miele’s appointment as Senior Vice President and CFO of James Hardie. Jason brings a strong track record of financial and business leadership, as well as an in-depth knowledge of the James Hardie business. His financial skills, international experience and leadership attributes complement our strong performance-oriented culture and make him the right choice to lead our finance organization during this critical time as we continue to execute on our global strategic plan.”

With Mr. Miele’s appointment, current Interim Chief Financial Officer Ms. Anne Lloyd will step down from her position, effective immediately. Ms. Lloyd, who is also a member of the Board of Directors of James Hardie, will continue to serve as a non-executive member of the Board.

Dr. Truong commented, “I would like to thank Anne for her service as Interim Chief Financial Officer. I appreciate her leadership and contributions to James Hardie during this transition. Anne’s oversight during this interim period provided us the opportunity to conduct a comprehensive search for a new CFO, considering both internal and external candidates, ensuring we identified the best leader.”

This media release has been authorized by the James Hardie Board of Directors

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Media Release: James Hardie Appoints New Chief Financial Officer	1

Media Release 26 February 2020

Investor / Analyst Enquires: Anna Collins
Telephone:    +61 2 8845 3356
Email:        media@jameshardie.com.au

Media Enquires: Jim Kelly, Domestique
Telephone:    +61 412 549 083
Email:        jim@domestiqueconsulting.com.au

Forward Looking Statements

This Media Release contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

•	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

•
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

•
statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such

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Media Release 26 February 2020

pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•
statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 21 May 2019 and subsequently amended on 8 August 2019, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

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